Interval Leisure Group, Inc.

6262 Sunset Drive

Miami, FL 33143

January 20, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Tarik Gause

Re:	Interval Leisure Group, Inc.
Post-Effective Amendment to Form S-1 on Form S-3
Filed: November 13, 2009
File No. 333-152699

Form 10-K for the Fiscal Year Ended
December 31, 2008
Filed: March 31, 2009
File No. 001-34062

Definitive Proxy Statement on Schedule 14A
Filed: April 30, 2009
File No. 001-34062

Dear Mr. Gause,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 8, 2009, concerning the registration statement, Form 10-K and proxy statement described above.  For your convenience, each of the Staff’s comments is repeated in bold below, followed by the response of Interval Leisure Group (the “Company”).

Along with this letter, the Company is submitting Post-Effective Amendment No. 4 to Form S-1 on Form S-3 (“Amendment No.4”).

Registration Statement on Form S-3

Risk Factors, page 3

1.                                      Please delete the third and fourth sentence of the introductory paragraph.  If you are aware of other risks, please disclose them here.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we have revised the risk factor language to delete the sentences generally referring to other risks. Please see page 3 of Amendment No. 4.

Common Stock, page 4

2.                                      We note the statement in the last paragraph of this section which contains the legal conclusion that your outstanding shares of common stock or fully paid and non-assessable.  Either remove or name the counsel on whom you are relying and file his consent.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we have removed the language. Please see page 4 of Amendment No. 4.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

Peer Groups, page 16

3.                                      Please tell us why you did not list the companies in the second benchmarking group and confirm that you will list them in the future.  See Item 402(b)(xiv).

RESPONSE TO COMMENT:

In response to the Staff’s comment, we advise you that we considered the list to be too lengthy to be particularly useful, however, we confirm that we will include the list in future filings.

4.                                      Please confirm that you will disclose all company-wide targets such as EBITDA on a historical basis in the future.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we confirm that we will disclose company-wide targets such as EBITDA on a historical basis in future filings.

Critical Accounting Policies — Recoverability of Goodwill, page 32

Results of Operations — Goodwill Impairment, page 36

Note 4 — Goodwill and Other Intangible Assets, page 62

5.                                      In your annual review of impairment of goodwill and indefinite-lived intangible assets as of October 1, 2008, we note that no impairment of these assets existed.  However, in your updated impairment assessment as of December 31, 2008, we note you recognized a $34.3 million charge to reduce the value of goodwill related to the Aston segment.  We believe that your disclosure on the reasons for this impairment is vague and limited.  As this charge was highly material to your consolidated financial statements, we believe that you should provide greater insight into the reasons why your estimates and assumptions changed from the annual assessment date of October 1, 2008 to the updated assessment done performed shortly thereafter as of December 31, 2008.  In future filings, please specifically address the significant estimates and assumptions that changed as well as how they changed from the time of your annual test and when you performed the updated impairment assessment.  In this discussion and analysis, please also provide quantitive information for these significant changes in estimates and assumptions that occurred in addition to the qualitative information that supports the reasons for this material impairment charge.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we will include in future filings an expanded discussion and analysis of qualitative and quantitative factors when changes in significant estimates and assumptions occur, including the reasons for such changes, from the time of our annual impairment test to any interim impairment test.

Supplementally, we advise you that in the time period between the date we filed our third quarter 2008 Form 10-Q and our interim impairment test performed as of December 31, 2008, we determined Aston’s business climate was experiencing an overall significant adverse change, as evidenced by declines in revenue per available room (“RevPAR”). In addition, we noted deteriorating economic conditions during this time period as reflected in the declines in risk-free interest rates and general market trading multiples, which impacts market capitalization. The Company’s market capitalization over its book value declined during this time period from 4.1x to 2.3x. Based on these changes, we concluded that this change in business climate could result in a reduction in the fair value of our Aston reporting unit below its carrying amount. Consequently, in the first quarter of 2009, we performed an interim impairment test as of December 31, 2008. Unlike the results of our annual impairment test, our interim impairment test confirmed that an impairment existed as of December 31, 2008. Prior to the impairment, the Company’s total goodwill was $514.1 million of which $39.4 million, or 7.7%, pertained to the Aston reporting unit.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2.  Management Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Intangible Assets, net, page 46

6.                                      From your disclosure, we note that your annual impairment test as of October 1, 2009 reflected that you failed step one of the impairment test for the Aston reporting unit and the fair value of this reporting unit did not exceed its carrying value, including goodwill.  However, you also disclose that the step two impairment test for the Aston reporting unit indicated no goodwill impairment, as the fair value of Aston’s net assets exceeded their carrying amounts.  It is unclear how the fair value of all of Aston’s net assets exceeded their carrying value.  Please advise and see additional comment below.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we advise you that as part of our step two impairment test we compared the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets. Based on the results of our step two impairment test, we concluded the implied fair value of Aston’s goodwill exceeded its carrying amount and, therefore, no impairment loss was recorded.

7.                                      By definition, as the fair value of the Aston reporting unit as a whole did not exceed its carrying value, it appears the fair value of all of Aston’s net assets could not have exceeded their carrying amounts, including goodwill.  Therefore, in determining the implied fair value of goodwill of the Aston reporting unit by allocating the fair value of the reporting unit from the amount determined in the step one test (as if the reporting unit had been acquired in a business combination), it appears the non-impairment of goodwill results only when the fair value of other assets have declined enough so that the implied fair value of goodwill exceeds its carrying amount.  In this manner, it also appears that the fair value of some asset(s) will not exceed their carrying amount, as the fair value of the Aston reporting unit did not exceed its carrying value.  However, in this situation, it requires that the other asset (or asset group) within the Aston reporting unit shall be tested for impairment before goodwill, as the other asset (or asset group) that has decreased in market price (fair value) is an event or change in circumstance that requires impairment testing for recoverability.  See related guidance in ASC Topics 350-20-35-14 through 35-17 as well as 350-20-35-31.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we confirm the aforementioned guidance included within ASC Topics 350-20-35-14 through 35-17 as well as 350-20-35-31 was considered and adhered to when determining the implied fair value of goodwill. Additionally, we confirm other long-lived assets were tested for recoverability pursuant to guidance included within ASC Topic 360-10-35 before our testing of goodwill for impairment.

8.                                      Please tell us completely and clearly what asset (or asset group) had a decline in fair value and the reason that asset (or asset group) was not considered impaired under the guidance in SFAS 144 or other accounting literature relied upon.  Notwithstanding the above requested supplemental information, please revise your disclosure in future filings to more completely and accurately describe your  accounting treatment and methodologies for testing impairment of goodwill and other assets within the Aston reporting unit because your step one impairment test for this Aston reporting unit had failed and no subsequent impairment resulted in goodwill or other assets within this reporting unit.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we will include in future filings a discussion of our accounting treatments and methodologies for testing impairment of goodwill and other assets within our Aston reporting unit given the indication of impairment present upon failing step one of our goodwill impairment test and subsequently concluding no impairment was warranted.

Supplementally, we advise you that the decline in the fair value of Aston’s other long-lived assets was principally due to a net decline in Aston’s long-lived asset group, which consists of its Property Management Contracts and Wholesaler Agreements definite-lived intangible assets, certain real estate assets owned by Aston and used in the purveyance of revenue generating services pursuant to the aforementioned Property Management Contracts and Wholesaler Agreements, and Aston’s tradename definite-lived intangible asset.

For purposes of recognition and measurement of an impairment, ASC Topic 360-10-35-23 notes “a long-lived asset shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” Based on this criterion and the interdependency of these assets, the assets were grouped for purposes of testing for recoverability.

ASC Topic 360-10-35-17 notes an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). In estimating the future cash flows used to test the asset group for recoverability, we adhered to guidance included within ASC Topic 360-10-35-29 through 35-35 which included the following considerations, among others:

1.     We used only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group.

2.     We estimated future cash flows to incorporate our own assumptions about our use of the asset group and considered all available evidence.

3.     We made such estimates only for the weighted average of the remaining useful life of the asset group.

4.     We considered the existing service potential of the asset group at the date it was tested and ultimately deemed the weighted average useful life was an accurate depiction of such.

The resulting recoverability analysis concluded the undiscounted estimated future cash flows of the asset group exceeded its carrying value by an amount greater than 75% of the asset group’s carrying value. Accordingly, the asset group was not considered impaired.

9.                                      In addition, as the fair value of an asset (or asset group) within the Aston reporting unit has declined we believe that additional disclosures can provide information for investors to assess the probability of a future material impairment charge for that asset (or asset group).  Specifically, in your critical accounting policies, please provide the percentage (or amount) by which the carrying value exceeded the asset (or asset group) carrying value.  In addition, please specifically discuss why the asset (or asset group) is not currently impaired with its key estimates and assumptions, the degree of uncertainty associated with the key assumptions and description of potential events and changes in circumstances that could reasonably negate the key assumptions and result in a material impairment of the asset (or asset group).  Please advise and revise in future filings accordingly.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we will include in future filings the disclosures outlined in your comment and expand on our discussion on the recoverability of long-lived assets in our Critical Accounting Policies section given the decline in fair value of an asset group within the Aston reporting unit.

Supplementally, we advise you that the long-lived asset group, described in our response to Comment 8, was not determined to be impaired as of the time of our impairment test given the related recoverability analysis performed on the asset group concluded the undiscounted estimated future cash flows of the asset group exceeded its carrying value by an amount greater than 75% of the asset group’s carrying value. Our assumptions on key estimates utilized in the recoverability analysis related largely to Aston’s forecasted available and occupied room nights, average daily rates and long-term growth rates (collectively “key estimates”). We believe there is a low-to-moderate level of uncertainty associated with the assumptions utilized in the development of these key estimates. In order to evaluate the sensitivity of the assumptions used in determining the undiscounted estimated future cash flows of the asset group, we applied a hypothetical 10% decrease to each of the forecasted key estimates. This hypothetical 10% decrease would result in the undiscounted estimated future cash flows exceeding the asset group’s carrying value by approximately 40%.  Additionally, key assumptions can be reasonably negated by certain potential events and changes in circumstances, such as:

1.     Adverse events and trends in the vacation rental and travel industries that could adversely affect consumers travel to and vacation in certain destinations and regions in which Aston’s vacation rental properties are located, including events such as:

a.     Declines in discretionary spending levels during general economic downturns.

b.     Inclement weather and/or natural disasters.

c.     Travel health concerns such as the A/H1N1 influenza outbreak and other pandemics.

d.     Concerns related to terrorism, enhanced travel security measures and/or geographical conflicts.

2.     A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations;

3.     The failure of Aston to maintain existing hotel and resort management and/or rental services arrangements with vacation property owners and/or insolvency of several properties managed by or marketed by Aston, particularly those owned by a single entity.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch at (305) 925-7065 with any questions or to discuss this correspondence.

Very truly yours,

/s/ Victoria J. Kincke
Victoria J. Kincke
General Counsel